SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

Press Release

For Immediate Release

OTI RECEIVES VITAL CLASS A APPROVAL FOR
SATURN 5000 CONTACTLESS READER

Fort Lee, NJ – April 3, 2006 – On Track Innovations Ltd, (OTI) (NASDAQ: OTIV), a global leader in contactless microprocessor-based smart card solutions, for homeland security, payments, petroleum payments and other applications, today announced that its Saturn 5000 contactless reader has received Class A approval from Vital Processing Services® (Vital®), a leader in merchant and acquirer processing solutions. Vital delivers comprehensive, end-to-end payment solutions to reliably process millions of credit, debit and other electronic transactions every day.

The Saturn 5000 is Class A approved with the VeriFone® Omni 3740/3750 line of terminals as well as the Lipman® NURIT 2085/2085+, 3020, 8100 and 8320 terminals. Vital Class A approval includes merchant deployment, profile setup and download, documentation and specially trained 24 x 7 x 365 help desk support, making the Saturn 5000 easy to implement and maintain for Vital acquirers and ISOs and their merchants.

The Saturn 5000 has been approved with MasterCard® PayPass™, Visa® Contactless and ExpressPay from American Express® and can read a variety of payment forms including credit cards and key fobs.

Ohad Bashan, president and chief executive officer of OTI America commented, “We look forward to working and supporting a leading player such as Vital. Receiving Vital Class A approval is another milestone in achieving leadership in the payments market – and will enhance the nationwide support for those merchants adding the OTI Saturn 5000 contactless reader, creating a secured seamless upgrade path to contactless transactions.”

“Vital is committed to providing contactless solutions to the marketplace. With contactless, merchants can improve checkout speed, increase transaction traffic and lift while boosting consumer loyalty,” says Paul Warren, director of POS product management for Vital.

About OTI
Established in 1990, OTI (NASDAQ: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 Company of the Year Award in the field of smart cards. For more information on OTI, visit www.otiglobal.com.

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. results could differ materially from expected results. OTI undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.

OTI Contact:	Media Relations
Galit Mendelson	Adam Handelsman
Director of Corporate Communications	5W Public Relations
201 944 5200 ext. 111	212 999 5585
galit@otiglobal.com	ahandelsman@5wpr.com

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: April 3rd, 2006